Post-Effective
                                                      Amendment No. 1 to
                                                      SEC File No. 70-7607



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07962

  (Name of company filing this statement and address of principal executive office)


Terrance G. Howson,                      Douglas E. Davidson, Esq.
Vice President and Treasurer             Berlack, Israels & Liberman LLP
Mary A. Nalewako, Secretary              120 West 45th Street
Michael J. Connolly, Esq.                New York, New York 10036
Vice President - Law
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962




                 (Names and addresses of agents for service)






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            GPU hereby  post-effectively  amends its  Application on Form U-1, docketed in SEC File No. 70-7607, as follows:

            A. By Order dated March 30, 1989 (HCAR No. 24851) (the "1989 Order"), the Commission authorized GPU to, among other things, issue, through December 31, 1998, and subsequently to reaquire, up to 40,000(1) shares of GPU common stock, $2.50 par value ("Common Stock"), under a Restricted Stock Plan for Outside Directors ("Plan").(2) GPU now requests that such authorization be extended until December 31, 2008. In all other respects, the transactions as heretofore authorized by the Commission would remain unchanged. Through December 31, 1998, a total of 27,100 shares had been issued to directors under the Plan.

            B. The Common Stock to be issued under the Plan will be from authorized and unissued shares, and will be subject to certain restrictions. Under the Plan, all members of GPU's Board of Directors ("Board") who are not employees of GPU or any of its subsidiaries ("Outside Directors") would be eligible to receive shares of GPU Common Stock in addition to the annual retainer, committee fees and benefits under any other then-existing applicable benefits plan, as further compensation for their service as members of the Board. The Plan is administered by a Committee ("Committee"). The stated purpose of the Plan is to enable GPU to attract and retain persons of outstanding competence to serve on its Board by paying such persons a portion of their compensation in GPU Common Stock pursuant to the terms of the Plan.

            C. Under the Plan, an Outside Director may not sell, exchange, transfer, pledge, hypothecate, or otherwise dispose of shares of Common Stock awarded under the Plan during the period commencing with the date of an award and continuing until

--------------

(1) The 1989 Order initially authorized the issuance and reaquisition of 20,000 shares. On May 29, 1991, however, GPU effected a two-for-one stock split.

(2) Additionally, by Order dated February 27, 1997 (HCAR No. 2l6676), the Commission separately authorized GPU to issue up to an additional 200,000 shares of Common Stock under a new deferred unit stock plan for payment of a portion of outside directors' compensation.










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


termination of service because of that Outside Director's: (i) death or disability, (ii) retirement not earlier than the first day of the month following the director's 72nd birthday, (iii) resignation or retirement before the first day of the month following the director's 72nd birthday with the consent of the Board, or (iv) failure to be reelected to the Board after being duly nominated. Until termination of service, an Outside Director may not dispose of any shares of GPU Common Stock awarded under the Plan, but has all other rights of a shareholder with respect to such shares, including voting rights and the right to receive all cash dividends paid with respect to awarded shares. Shares of Common Stock held by an Outside Director who fails to satisfy the above stated conditions will be subject to forfeiture by that Outside Director and reaquisition by GPU of all shares awarded. GPU therefore also proposes to reaquire such shares of Common Stock that may be forfeited.

            D. Under the Plan, each Outside Director is currently awarded 300 shares of stock annually. Future awards will be determined by the Board only in accordance with the recommendations of the Committee under the Plan.

            E.    Rule 53 Analysis.

            (a) As described below, GPU meets all of the conditions of Rule 53 under the Act, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At March 31, 1999, GPU's average consolidated retained earnings was approximately $2.219 billion, and GPU's aggregate investment in EWGs and FUCOs as approximately $1.597 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $622 million in EWGs and FUCOs as of March 31, 1999.

            (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

               (A) For each United States EWG in which GPU directly or indirectly holds an interest:
                    (1) the  books  and  records  for  such  EWG will be kept in conformity with United States generally accepted accounting principles ("GAAP");
                    (2) the financial  statements will be prepared in accordance with GAAP; and
                    (3) GPU directly or through its  subsidiaries  undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.




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


               (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of GPU:
                    (1) the books and records for such  subsidiary  will be kept in accordance with GAAP;
                    (2) the financial  statements  for such  subsidiary  will be prepared in accordance with GAAP; and
                    (3) GPU directly or through its  subsidiaries  undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

               (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:
                    (1) such   entity  to   maintain   books  and  records  in
                        accordance with GAAP;
                    (2) the  financial  statements of such entity to be prepared in accordance with GAAP; and
                    (3) access by the  Commission  to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2)
                        (iii) (B) of Rule 53.

            (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.




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


            (iii) Copies of this Post-Effective Amendment are being provided to the New Jersey Board of Public Utilities ("BPU") and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(3) In addition, GPU will submit to each such commission copies of any amendments to this Application and any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

            (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transaction.

               (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

               (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2.219 billion) represented an increase of approximately $36.7 million (or approximately 1.7%) in the average consolidated retained earnings for the previous four quarterly periods (approximately $2.183 billion).

               (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1998 in excess of 5% of GPU's March 31, 1999 consolidated retained earnings.

            As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).
---------------

(3) Pennsylvania Electric Company ("Penelec"), one of GPU's operating subsidiaries, is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly, Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.


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


            Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

            The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 60.7% debt.

            GPU's March 31, 1999 consolidated capitalization consists of 44.7% equity and 55.3% debt. Thus, since the date of the November 5 Order, there has been no adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(4)

            GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1992 through 1998. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(5)

            Accordingly,   since  the  date  of  the   November  5  Order,   the
capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.


----------------

(4) The first mortgage bonds of GPU's operating subsidiaries, Penelec, Jersey Central Power & Light Company and Metropolitan Edison Company, are rated A+ by Standard & Poors Corporation, and A2, Baa1 and A3, respectively, by Moody's Investor Services, Inc.

(5) As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investments in EWGs and FUCOs as a result of the windfall profits tax imposed on Midlands Electricity, plc.



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


            Reference is made to Exhibit G filed herewith which sets forth GPU's consolidated capitalization at March 31, 1999 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

            F. The estimated fees, commission and expenses to be incurred in connection herewith will be filed by further post-effective amendment.

            G. GPU believes that the proposed transactions may be subject to Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rule 42 thereunder.

            H. No Federal or State commission, other than your commission, has jurisdiction with respect to the proposed transactions.
            I. It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date, but in any event not later than July 23, 1999. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

            J. The following exhibits and financial statements are filed in Item 6 thereof.

            (a)  Exhibits

                  A   -  GPU,  Inc.  Restricted  Stock  Plan for  Outside
                         Directors dated June 4, 1998 - Incorporated by reference to Exhibit 10-O, 1998 Annual Report on
                         Form 10-K, SEC File No. 1-6047.

                  B   -  Not Applicable.

                  C   -  Not Applicable.

                  D   -  Not Applicable.

                  E   -  Not Applicable.

                  F-l - Opinion of Berlack, Israels & Liberman LLP -- to be filed by further post-effective amendment.

                  F-2 - Opinion of Ryan, Russell, Ogden & Seltzer LLP to be filed by further post-effective amendment.



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                  G   -  Financial  Data  Schedule  --  to  be  filed  by
amendment.

            (b)   Financial Statements:

                  1   -  None.

                  Note: GPU Corporate and Consolidated actual and pro forma financial statements are omitted because they are not deemed to be material or relevant or necessary for a proper disposition of the proposed transactions.

                  2   -  None.

                  3   -  None.

                  4   -  None.


            K. The proposed transactions are for the purpose of carrying out the Applicants' business activities. Consequently, the issuance of an order by your Commission with respect to the proposed transactions is not a major Federal action significantly affecting the quality of the human environment.

            No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transaction. Reference is made to paragraph H hereof regarding regulatory approvals with respect to the proposed transactions.




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                                    SIGNATURE
                                    ---------


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                    GPU, INC.




                                    By:   /s/ T. G. Howson
                                       ------------------------------
                                          T. G. Howson
                                          Vice President and Treasurer


Date:    June 16, 1999





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